UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. _________)*

WESTERN GLORY HOLE, INC.

 (Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

 (Title of Class of Securities)

958279200

 (CUSIP Number)

HOWARD R. BAER

2530 South Rural Road, Tempe, AZ  85382  (480) 731-9100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November 24, 2003

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 958279200

1. Names of Reporting Persons:	HOWARD R. BAER
I.R.S. Identification Nos. of above persons (entities only):	N/A

2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [_] (b) [_]

3. SEC Use Only:

4. Source of Funds (See Instruction):	SC (Subject Company)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

6. Citizenship or Place of Organization:	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
7. Sole Voting Power:	6,402,450 SHARES
8. Shared Voting Power:	NIL SHARES
9. Sole Dispositive Power:	6,402,450 SHARES
10. Shared Dispositive Power:	NIL SHARES

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	6,402,450 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

13. Percent of Class Represented by Amount in Row (11):	62.55%

14. Type of Reporting Person (See Instructions):	IN

CUSIP No. 958279200

 ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Western Glory Hole, Inc., a Nevada Corporation (the "Issuer") and is being filed by Howard R Baer (the "Reporting Person"). The Issuer's current principal executive offices are located at 2530 South Rural Road, Tempe, AZ  85282.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name. The name of the Reporting Person is Howard R. Baer.

(b) Business Address. The business address of the Reporting Person is 2530 South Rural Road, Tempe, AZ  85282.

(c) Occupation and Employment. The Reporting Person is the sole officer and director of the Issuer. The Reporting Person was appointed as the sole officer and director on November 21, 2003. Mr. Baer attended Burdette College in Boston, MA from 1959 to 1960 where he studied business law and accounting.  He also attended the New York Institute of Finance.  Mr. Baer has been in the investment banking business for approximately 40 years.  From 1989 to the present he has been President of Carriage House Capital, Inc.  Mr. Baer is also Chairman of Politics.com, Inc.

(d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 21, 2003, the Reporting Person exchanged 6,402,450 shares of Health Enhancement Corporation common stock for 6,402,450 shares of the Issuer’s common stock.

CUSIP No. 958279200

ITEM 4. PURPOSE OF TRANSACTION

As part of an Agreement and Plan of Reorganization, Health Enhancement Corporation became a wholly owned subsidiary of Western Glory Hole, Inc.  Mr. Howard R. Baer, who was the sole officer and director of Health Enhancement Corporation, became the sole officer and director of Western Glory Hole, Inc. and the prior officer and director resigned.  This caused a change of control in the Company.  As part of the Agreement and Plan of Reorganization, the Company intends to change its name to Health Enhancement Products, Inc.

The purpose of the acquisition of the Shares by the Reporting Person was as an investment in the Issuer's common stock. The Reporting Person is the sole officer and director of the Company. Depending on market conditions and other factors, the Reporting Person may acquire additional shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k) any action similar to any of those enumerated above.

CUSIP No. 958279200

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 6,402,450 shares of Common Stock of the Issuer, representing 62.55% of the Issuer's outstanding shares of common stock.

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over all shares beneficially owned by the Reporting Person.

(c) Transactions Within the Past 60 Days. Except as disclosed herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description

1.  Agreement and Plan of Reorganization dated as of October 30, 2003.

CUSIP No. 958279200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 24, 2003
Signature	/s/ Howard R. Baer
Name/Title	HOWARD R. BAER, President and Director